Mail Stop 4561

March 30, 2009

Isaac Perlmutter
Chief Executive Officer
Marvel Entertainment, Inc.
417 Fifth Avenue
New York, NY 10016

   Re: Marvel Entertainment, Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2008
      File No. 001-13638

Dear Mr. Perlmutter:

   We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business, page 1

Competition, page 9

1. Your discussion of the competitive conditions affecting your business does not address the principal methods of competition. See Item 101(c)(1)(x) of Regulation S-K. Please include this disclosure in future filings with respect to each business segment.

Isaac Perlmutter
Marvel Entertainment, Inc.
March 30, 2009
Page 2

Item 8. Financial Statements and Supplementary Data, page 46

Consolidated Statements of Cash Flows, page F-6

2.   Please reconcile your cash outflow from operating activities related to the excess
        tax benefits from stock-based compensation with the cash inflow from financing
        activities for fiscal year 2006.

Notes to Consolidated Financial Statements, page F-7

Note 1 – Description of Business and Basis of Presentation, page F-7

3.   We note your disclosure that the assets of other Film Slate Subsidiaries, other than
        MVL Productions LLC, are not available to satisfy debts or other obligations of
        any of your other subsidiaries. Tell us what consideration you gave to the
        disclosure requirements provided for in SAB Topic 6K2 in light of the identifiable
        assets assigned to the Film Production segment, which appear to the restricted
        assets, in relation to your total consolidated net assets. We also refer you to
        Articles 4-08(e)(3) and 5-04(c) of Regulation S-X.

Note 14 – Quarterly Financial Data, page F-38

4.   We note the adjustments identified in the footnotes to your summarized quarterly
        financial information. Tell us more about these adjustments including the
        qualitative factors relied upon by management when concluding that the
        adjustments were not material to the quarter impacted or any previously reported
        periods.

Item 11. Executive Compensation, page 48

Incorporated by Reference to Definitive Proxy Statement Filed March 24, 2009

Compensation Discussion and Analysis, page 15

Performance-Based Awards Under Our Cash Incentive Compensation Plan, page 18

5.   We note that cash bonuses for your named executive officers other than Mr.
        Perlmutter, and equity awards for Mr. Perlmutter, are tied to your achievement of
        certain threshold, target, and maximum levels of operating income. Your
        disclosure does not appear to explain how the amount of such awards is
        determined when operating income falls between threshold and target levels, or
        target and maximum levels. Please include this disclosure in the Compensation
        Discussion and Analysis section of future filings.

Item 15. Exhibits and Financial Statements Schedules, page 49

6.   We note your disclosure that you distribute your publications to the direct market
        solely through Diamond Comic Distributors, Inc, and that total net sales made
        through Diamond during the years ended December 31, 2008, 2007 and 2006
        accounted for 81%, 81% and 80%, respectively, of Publishing segment net sales
        and 15%, 21% and 25%, respectively, of your consolidated net sales. It appears
        that you have a distribution agreement with Diamond, and that you have not filed
        the agreement as an exhibit. Please provide us with your analysis as to how you
        determined not to file the agreement as an exhibit pursuant to Item
        601(b)(10)(ii)(B) of Regulation S-K.

7.   We note your disclosure that you are primarily dependent on a single distributor
        for each of your films, and that you have studio distribution agreements with
        Paramount Pictures Corporation and, solely with respect to "The Incredible Hulk"
        theatrical release, with Universal Pictures. In addition, net sales from two films
        distributed by Paramount and Universal accounted for 38% of your revenue for
        your most recent fiscal year. It appears that you have not filed the studio
        distribution agreements as exhibits. Please provide us with your analysis as to
        how you determined not to file the agreements as exhibits pursuant to Item
        601(b)(10)(ii)(B) of Regulation S-K.

Exhibits 31.1 and 31.2

8.   We note that you have omitted language from paragraph 4(d) of the certifications.
        The certifications may not be changed in any respect from the language of
        Item 601(b)(31), even if the change would appear to be inconsequential in nature.
        See Section II.B.4 of SEC Release No. 34-46427. Please provide us with a
        confirmation that you will conform your disclosure in future filings to the exact
        language of Item 601(b)(31) of Regulation S-K.

                                    * * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jason Niethamer, Senior Staff Accountant, at (202) 551-3855, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 or Mark Shuman, Legal Branch Chief at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief